SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Versicor Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

George F. Horner III President and Chief Executive Officer Versicor Inc. 455 South Gulph Road, Suite 305 King of Prussia, PA (610) 491-2200	with a copy to: Peter T. Healy, Esq. O’Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 (415) 984-8833

Claudio Quarta, Ph.D. Chief Operating Officer Versicor Inc. Via Abbondio Sangiorgio 18 Milano 20145 Italy +39 (0)2 964 74 350	with a copy to: Peter T. Healy, Esq. O’Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 (415) 984-8833

James H. Cavanaugh, Ph.D. care of Jeffrey Steinberg HealthCare Ventures V, L.P. 44 Nassau Street Princeton, New Jersey 08542 (609) 430-3913	with a copy to: Alison Newman Kronish Lieb Weiner & Hellman LLP 1114 Avenue of the Americas New York New York 10036 (212) 479-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

925314 10 6

(CUSIP Number)

February 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ] (Only with respect to James H. Cavanaugh, Ph.D.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925314106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Claudio Quarta, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,845,380 shares(1),(2),(3)

	9.	Sole Dispositive Power 2,379,352 shares (4)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,845,380 shares(1),(2),(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.1%(5)

14.	Type of Reporting Person (See Instructions) IN

  (1)   This amount is calculated as the sum of the following:

(i)                                     Quarta Shares:  2,379,352 shares of  Versicor Inc. (“Versicor”) Common Stock (used in these footnotes as defined in Item 1, below) held by Dr. Quarta (the “Quarta Shares”), all of which are subject to the Stockholders Agreement (as defined in Item 4, below); (Dr. Quarta also holds options to purchase 700,000 shares of Common Stock (the “Quarta Option Shares”), none of which are exercisable within 60 days of March 10, 2003.  Subject to continued service as a director of Versicor, 25% of the option shares vest on February 28, 2004 and the balance of 75% vests in 36 equal monthly installments commencing March 28, 2004);

(ii)                                  Parenti Shares:  1,193,838 shares of Common Stock held by Dr. Parenti (the “Parenti Shares”), all of which are subject to the Stockholders Agreement; (Dr. Parenti also holds options to purchase 600,000 shares of Common Stock (the “Parenti Option Shares”), none of which are exercisable within 60 days of March 10, 2003.  Subject to continued service as a director of Versicor, 25% of the option shares vest on February 28, 2004 and the balance of 75% vests in 36 equal monthly installments commencing March 28, 2004);

(iii)                               Horner Shares:  17,500 shares of Common Stock held by Mr. Horner (the “Horner Shares”), all of which are subject to the Stockholders Agreement;

(iv)                              Horner Option Shares:  671,965 shares of Common Stock subject to options held by Mr. Horner, which are exercisable within 60 days of March 10, 2003 (the “Horner Option Shares”) and which shares will be subject to the Stockholders Agreement upon exercise;

(iii)                               Cavanaugh Shares:  10,179 shares of Common Stock held by Dr. Cavanaugh (the “Cavanaugh Shares”), all of which are subject to the Stockholders Agreement;

(iv)                              Cavanaugh Option Shares:  11,146 shares of Common Stock subject to options held by Dr. Cavanaugh, which are exercisable within 60 days of March 10, 2003 (the “Cavanaugh Option Shares”) and which shares will be subject to the Stockholders Agreement upon exercise;

(v)                                 HCV Shares:  1,488,657 shares of Common Stock held by HealthCare Ventures V, L.P. (“HCV”), a Delaware limited partnership (the “HCV Shares”), none of which are subject to the Stockholders Agreement; and

(vi)                              HCV Warrant Shares:  72,743 shares of Common Stock subject to warrants held by HCV, which are exercisable within 60 days of March 10, 2003 and which expire on August 8, 2005 (the “HCV Warrant Shares”), none of which shares would be subject to the Stockholders Agreement upon exercise.

  (2)   By virtue of the Stockholders Agreement, it could be alleged that a “group” has been formed within the meaning of Rule 13d﷓5(b)(1) of the Exchange Act.  While none of the Reporting Persons concedes that such a “group” has been formed, this filing is being made as if such a “group” exists to ensure compliance with the Exchange Act.  By operation of Rule 13d-5(b)(1), each member of such nominal group may be considered to share beneficial ownership over all securities beneficially owned by any member of the group.  Accordingly, in order to ensure compliance with the Exchange Act, this filing is being made as if each Reporting Person shares voting power over all securities beneficially owned by any of them, regardless of whether all such securities are subject to the Stockholders Agreement.  Of the total number of securities so reported:

(i)                                     Subject Shares:  the following securities are currently subject to the Stockholders Agreement:  the Quarta Shares, the Parenti Shares, the Horner Shares and the Cavanaugh Shares;

(ii)                                  Potentially Subject Shares:  the following securities underlying options will become subject to the Stockholders Agreement if and when acquired on exercise of the options:  the Quarta Option Shares, the Parenti Option Shares, the Horner Option Shares and the Cavanaugh Option Shares; and

(iii)                               Non-subject Shares:  the following securities are neither currently, nor upon exercise of the related warrants, subject to the Stockholders Agreement:  the HCV Shares and the HCV Warrant Shares.

  (3)   By virtue of the Stockholders Agreement and Rule 13d-5(b)(1), Dr. Quarta may be deemed to share voting power over these shares of Common Stock with regard to the particular matters subject to the Stockholders Agreement.  Dr. Quarta disclaims beneficial ownership over all such shares of Common Stock other than the Quarta Shares.

  (4)   Includes the Quarta Shares.

  (5)   Calculated according to Rule 13d-3d(1)(i) as a percentage of 48,434,074 shares (i.e., the sum of 47,678,220 shares of Common Stock actually outstanding on March 1, 2003 plus the 755,854 shares (the sum of the Horner Option Shares, the Cavanaugh Option Shares and the HCV Warrant Shares) underlying options, which are deemed outstanding for this purpose).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Francesco Parenti, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,845,380 shares(6),(7)

	9.	Sole Dispositive Power 1,193,838 shares (8)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,845,380 shares(6),(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.1%(9)

14.	Type of Reporting Person (See Instructions) IN

  (6)   See Footnotes 1 and 2.

  (7)   By virtue of the Stockholders Agreement and Rule 13d-5(b)(1), Dr. Parenti may be deemed to share voting power over these shares of Common Stock with regard to the particular matters subject to the Stockholders Agreement.  Dr. Parenti disclaims beneficial ownership over all such shares of Common Stock other than the Parenti Shares.

  (8)   Includes the Parenti Shares.

  (9)   See Footnote 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George F. Horner III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,845,380 shares(10),(11)

	9.	Sole Dispositive Power 689,465 shares (12)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,845,380 shares(10),(11)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.1%(13)

14.	Type of Reporting Person (See Instructions) IN

  (10) See Footnotes 1 and 2.

  (11) By virtue of the Stockholders Agreement and Rule 13d-5(b)(1), Mr. Horner may be deemed to share voting power over these shares of Common Stock with regard to the particular matters subject to the Stockholders Agreement.  Mr. Horner disclaims beneficial ownership over all such shares of Common Stock other than the Horner Shares and the Horner Option Shares.

  (12) Includes the Horner Shares and the Horner Option Shares.

  (13) See Footnote 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James H. Cavanaugh, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,845,380 shares(14),(15)

	9.	Sole Dispositive Power 21,325 (16)

	10.	Shared Dispositive Power 1,561,400 shares(17)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,845,380 shares(14),(15)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.1%(18)

14.	Type of Reporting Person (See Instructions) IN

  (14) See Footnotes 1 and 2.

  (15) By virtue of the Stockholders Agreement and Rule 13d-5(b)(1), Dr. Cavanaugh may be deemed to share voting power over these shares of Common Stock with regard to the particular matters subject to the Stockholders Agreement.  Dr. Cavanaugh disclaims beneficial ownership of all such shares of Common Stock other than (i) the Cavanaugh Shares, (ii) the Cavanaugh Option Shares and (iii) to the extent of his pecuniary interest therein, the HCV Shares and the HCV Warrant Shares.

  (16) Includes the Cavanaugh Shares and the Cavanaugh Option Shares.

  (17) Includes the HCV Shares and the HCV Warrant Shares.  Dr. Cavanaugh is a general partner of HealthCare Partners V, L.P., which is the general partner of HealthCare Ventures V, L.P. (“HCV”).  As such, he may be deemed to have voting and dispositive power over the shares held by HCV; however, Dr. Cavanaugh disclaims beneficial ownership of the HCV Shares and the HCV Warrant Shares except to the extent of his pecuniary interest therein.

  (18) See Footnote 5.

Item 1.	Security and Issuer
(a) Name of Issuer:
Versicor Inc. (“Versicor”)
(b) Address of Issuer's Principal Executive Offices:
455 South Gulph Road, Suite 305 King of Prussia, PA (610) 491-2200
(c) Title of Class of Equity Securities Issued:
Common Stock, par value $0.001 per share (“Common Stock”)

Item 2.	Identity and Background
(a), (b), (c) and (f) Name, Address, Occupation or Business and Citizenship or Jurisdiction of Incorporation
This Schedule 13D is filed on behalf of entities and natural persons identified in the tables preceding Item 1 of this Schedule 13D (the “Reporting Persons”):
Natural Persons
Each of the individuals listed below is a United States citizen, except for Drs. Parenti and Quarta, who are Italian citizens:
George F. Horner III President and Chief Executive Officer of Versicor Inc. c/o Versicor Inc. 455 South Gulph Road, Suite 305 King of Prussia, PA
Claudio Quarta, Ph.D. Chief Operating Officer of Versicor Inc. c/o Versicor Inc. Via Abbondio Sangiorgio 18 Milano 20145 Italy
Francesco Parenti, Ph.D. Chief Scientific Officer, Worldwide, of Versicor Inc. c/o Versicor Inc. Via Abbondio Sangiorgio 18 Milano 20145 Italy
James H. Cavanaugh, Ph.D. 44 Nassau Street Princeton, New Jersey 08542
Dr. Cavanaugh is a general partner of various venture capital funds, including HealthCare Partners V, L.P. Additionally, Dr. Cavanaugh is a director of Versicor.

(d) and (e) Criminal and Civil Proceedings:

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration
No monetary consideration was paid by any of the Reporting Persons in connection with the transactions described in Item 4, below.
Information regarding previous acquisitions of Versicor securities by Reporting Persons is set forth below:

Drs. Quarta and Parenti received the shares of Common Stock they currently hold upon the merger of Versicor and Biosearch, in exchange for their ordinary shares in Biosearch.  Drs. Quarta and Parenti used personal funds to purchase those shares in Biosearch.  Drs. Quarta and Parenti received the options they hold on Common Stock as employee stock options under Versicor’s 2001 Stock Option Plan.  Such awards were made as of February 28, 2003, the effective date of the merger.

Mr. Horner used personal funds to purchase the shares of Common Stock he currently holds.  Mr. Horner received the options he holds on Common Stock as employee stock options under Versicor’s stock option plans.

Dr. Cavanaugh received the shares of Common Stock he holds of record as a result of a pro rata distribution by Healthcare Ventures V, L.P. (“HCV”) of an aggregate of 1,000,000 shares of Common Stock to its partners.  Dr. Cavanaugh received the options he holds on Common Stock as director stock options under Versicor’s stock option plans.  Dr. Cavanaugh is a general partner of HealthCare Partners V, L.P., which is the general partner of HCV.  Accordingly, Dr. Cavanaugh may be deemed to beneficially own shares of Common Stock beneficially owned by HCV.  However, the shares of Common Stock beneficially owned by Dr. Cavanaugh through HCV are not subject to the Stockholders Agreement (as defined in Item 4, below).  In December 1997, HCV paid Versicor an aggregate of $7,000,000 to purchase 1,400,000 shares of Versicor Series C preferred stock, which shares converted to 1,750,000 shares of Common Stock in connection with a stock split.  Additionally, HCV received a warrant to purchase 58,500 shares of Versicor Series C Preferred Stock, or 73,125 shares of Common Stock after the stock split.  In June 1999, HCV paid $1,608,382 to Versicor in exchange for  (i)  a bridge note  in the principal amount of $1,608,382, and  (ii) a warrant  to purchase 58,194 shares of Common Stock (or 72,743 shares of Common Stock after the stock split).  In October 1999, the outstanding balance (plus accrued interest on the bridge note in the aggregate amount of $53,579) was converted, together with an additional cash payment by HCV to Versicor of $1,608,382, into 554,295 shares of Versicor Series F preferred stock, which shares converted to 692,869 shares of Common Stock in connection with the stock split.  On August 12, 2002, HCV exercised 73,125 warrants in a cashless exercise, receiving

45,788 shares of Common Stock. HCV used working capital to purchase the above-referenced Versicor securities.

Item 4.	Purpose of Transaction
Voting Agreements

Two Voting Agreements, dated July 30, 2002, were described in the initial filing (the “Initial Filing”) of this Schedule 13D on August 9, 2002 (collectively, the “Voting Agreements” and each a “Voting Agreement”).  Upon the closing of the merger of Biosearch Italia, S.p.A. with and into Versicor Inc. at 6:01 PM Delaware time on February 28, 2002, each of the Voting Agreements terminated according to its terms.  Accordingly, any “group” (within the meaning of Rule 13d﷓5(b)(1) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) formed thereby has dissolved.

Stockholders Agreement

On July 30, 2002,  Mr. Horner and Drs. Cavanaugh, Quarta and Parenti entered into that certain Stockholders Agreement (the “Stockholders Agreement”).  The primary purpose of the Stockholders Agreement is to ensure the continuity and stability of policy and management of Versicor.  The Stockholders Agreement may have the effect of impeding the acquisition of control of Versicor by any third-party.

For more details on the Stockholders Agreement, please see the description set forth in Item 6 below, and the copy of the Stockholders Agreement, which was attached as Exhibit 3 to the Initial Filing of this Schedule 13D.

By virtue of the Stockholders Agreement, it could be alleged that a “group” has been formed within the meaning of Rule 13d-5(b)(1) of the Exchange Act.  While none of the Reporting Persons concedes that such a “group” has been formed, this filing is being made as if such a “group” exists to ensure compliance with the Exchange Act.

The board of directors of Versicor, on which all of the filing persons sit, intends to cause Versicor to change its corporate name by effecting a short-form merger with a wholly-owned subsidiary formed solely for this purpose.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Ownership of Shares of Versicor Inc.:
The following information with respect to the ownership of the Common Stock by the Reporting Persons is provided as of the date of this Schedule 13D.
Amount beneficially owned:
See Row 11 of cover page for each Reporting Person and related footnotes.

Percent of class:
See Row 13 of cover page for each Reporting Person and related footnotes.
Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:
See Row 7 of cover page for each Reporting Person and related footnotes.

(ii)           Shared power to vote or to direct the vote:
See Row 8 of cover page for each Reporting Person and related footnotes.

(iii)          Sole power to dispose or to direct the disposition of:
See Row 9 of cover page for each Reporting Person and related footnotes.

(iv)          Shared power to dispose or to direct the disposition of:
See Row 10 of cover page for each Reporting Person and related footnotes.

(c) Describe recent transactions.

Except for acquisitions of Common Stock (and options thereon) in exchange (or replacement) for ordinary shares (and options thereon) of Biosearch in connection with the merger of Biosearch with and into Versicor, the Reporting Persons have not effected any transaction relating to Versicor securities during the past 60 days.

(d) Right to receive dividends.

Dr. Cavanaugh has informed the Reporting Persons that HealthCare Partners V, L.P. (“HCP”), of which he is a general partner, has the right to receive or direct the receipt of dividends from the HCV Shares and, upon exercise, the HCV Warrant Shares.  The other general partners of HCP are Harold R. Werner, William Crouse, John W. Littlechild, Christopher Mirabelli, Ph.D., and Augustine Lawler.  The Reporting Persons have been informed that these other general partners of HCP are reporting their beneficial ownership in Versicor on a separate Schedule 13G.  No other third-party is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Stockholders Agreement

On July 30, 2002, Mr. Horner and Drs. Cavanaugh, Quarta and Parenti entered into the Stockholders Agreement, which provides that the parties thereto shall take such action as may be required so that all of the shares of Common Stock actually held by them, not including any shares of HCV which Mr. Cavanugh may be deemed to beneficially own (the “Subject Shares”), are voted at all Versicor stockholders meetings:

(i)     for nominees to Versicor’s board of directors who have been recommended by the board of directors according to the procedures set forth in Versicor’s amended and restated bylaws, which will be in effect at the effective time of the Merger, and

(ii) on all other matters submitted to the holders of Common Shares with respect to any Significant Event (as defined below) in accordance with the recommendations of the board of directors.

As used in the Stockholders Agreement, the term “Significant Event” means any charter or bylaw amendment, acquisition or disposition of assets (by way of merger, consolidation or otherwise), change in capitalization, liquidation or other action out of the ordinary course of business of Versicor.  The parties are also required to take such action as may be required so that all Subject Shares owned by the party shall be present in person or by proxy at all duly noticed and convened meetings of Versicor stockholders, so that the Subject Shares owned by such party may be counted for the purpose of determining the presence of a quorum at such meetings.

The Stockholders Agreement also prohibits the parties from depositing any of their Subject Shares in a voting trust or making any other arrangement or agreement with respect to the voting of the Subject Shares.  However, the Stockholders Agreement does not otherwise restrict any party’s ability to dispose of the Subject Shares held by such party.

The Stockholders Agreement provides, among other things, that the parties shall not directly or indirectly solicit proxies or become a “participant” in a “solicitation” in opposition to the recommendation of the board of directors with respect to any matter or in any “election contest” relating to the election of directors of Versicor (as such terms are defined in Regulation 14A under the Exchange Act).

The terms of the Stockholders Agreement are effective through and including February 28, 2006.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement, which was attached as Exhibit 3 to the Initial Filing of this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 [intentionally omitted]
Exhibit 2 [intentionally omitted]

Exhibit 3                 Stockholders Agreement dated as of July 30, 2002, by and among George F. Horner III, Dr. James H. Cavanaugh, Dr. Claudio Quarta and Dr. Francesco Parenti (previously filed as Exhibit 3 to the Initial Filing of this Schedule 13D filed August 9, 2002 and incorporated herein by this reference).

Exhibit 4 [intentionally omitted]

Exhibit 5                 Joint Filing Agreement entered by and among the Reporting Persons in this Schedule 13D (previously filed as Exhibit 5 to the Initial Filing of this Schedule 13D filed August 9, 2002 and incorporated herein by this reference).

Exhibit 6                 Power of Attorney of Dr. Cavanaugh appointing Jeffrey Steinberg as Attorney-in-Fact (previously filed as Exhibit 6 to the Initial Filing of this Schedule 13D filed August 9, 2002 and incorporated herein by this reference).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claudio Quarta, Ph.D.

March 10, 2003
Date
/s/ Claudio Quarta
Signature
Claudio Quarta, Ph.D.
Name/Title

Francesco Parenti, Ph.D.

March 10, 2003
Date
/s/ Francesco Parenti
Signature
Francesco Parenti, Ph.D.
Name/Title

George F. Horner III.

March 10, 2003
Date
s/ George F. Horner III
Signature
George F. Horner III
Name/Title

James H. Cavanaugh, Ph.D.

March 10, 2003
Date
/s/ Jeffrey Steinberg
Signature
Jeffrey Steinberg, Attorney-in-Fact
Name/Title